UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ituran Location and Control Ltd.
(Name of Issuer)

Ordinary Shares, Par Value NIS 0.33 1/3 per share
(Title of Class of Securities)

M6158M104

(CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M6158M104	SCHEDULE 13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Avner Kurz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,720 shares
	6	SHARED VOTING POWER 1,252,462 shares (1)
	7	SOLE DISPOSITIVE POWER 2,720 shares
	8	SHARED DISPOSITIVE POWER 1,445,205 shares (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,447,925
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON* IN

(1)   Mr. Avner Kurz directly owns 2,720 shares of the Issuer. In addition, Mr. Avner Kurz is deemed to beneficially own 13,398 shares of the Issuer owned by F.K. Generators and Equipment Ltd. ("F.K.") by virtue of his shared voting and investment power over such shares through his 50% ownership of Perfect Quality Trading Ltd., a majority shareholder of F.K., with the other 50% ownership of Perfect Quality Trading Ltd. owned by Mr. Amos Kurz (Avner Kurz's brother). In addition, Mr. Avner Kurz is deemed to beneficially own 1,431,807 shares of the Issuer owned by Moked Ituran Ltd., which F.K is deemed to beneficially own by virtue of its right to direct the disposition of such shares in accordance with a shareholders agreement dated May 28, 1998, as amended on September 6, 2005 attached as Exhibits (a) and (b) to form 13G filed by this reporting person on February 13, 2006, and incorporated by reference herein. (due to F.K.'s 26% ownership of Moked Ituran).

        Mr. Avner Kurz has voting power (by virtue of his shared voting and investment power over F.K., as described above) in respect of 1,252,462 shares of the issuer beneficially held by it, out of which, 13,398 are directly owned by F.K. and 1,239,064 shares are owned by Moked Ituran Ltd., which F.K. has voting power according to a shareholders agreement dated May 28, 1998, as amended on September 6, 2005 attached as Exhibits (a) and (b) to form 13G filed by this reporting person on February 13, 2006, and incorporated by reference herein (due to F.K ‘s voting power in respect of 22.5% on the vote of any matter, other than issues specified in the shareholders agreement).

Item 1.

        (a)  Name of Issuer: Ituran Location and Control Ltd.

        (b)  Address of Issuer’s Principal Executive Offices: 3 Hashikma Street, Azour, 58001 Israel.

Item 2.

        (a)  Name of Person Filing: Avner Kurz

        (b)  Address of Principal Business Office: c/o Ituran Location & Control Ltd., 3 Hashikma Street, Azour, 58001, Israel.

        (c)  Citizenship: Israel.

        (d)  Title of Class of Securities: Ordinary Shares.

        (e)  CUSIP Number – M6158M104

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        Not Applicable.

Item 4.  Ownership.

        (a) Amount Beneficially Owned: 1,447,925 Ordinary Shares of the Issuer. Mr. Avner Kurz directly owns 2,720 shares in the Issuer. In addition, Mr. Avner Kurz is deemed to beneficially own 13,398 shares of the Issuer owned by F.K. Generators and Equipment Ltd. (“F.K.”) by virtue of his shared voting and investment power over such shares through his 50% ownership of Perfect Quality Trading Ltd., a majority shareholder of F.K., with the other 50% ownership of Perfect Quality Trading Ltd. owned by Mr. Amos Kurz (Avner Kurz’s brother). In addition, Mr. Avner Kurz is deemed to beneficially own 1,431,807 shares of the Issuer owned by Moked Ituran Ltd., which F.K is deemed to beneficially own by virtue of its right to direct the disposition of such shares in accordance with a shareholders agreement dated May 28, 1998, as amended on September 6, 2005 attached hereto as Exhibit (a) and (b) (due to F.K.‘s 26% ownership of Moked Ituran).

        Mr. Avner Kurz has voting power (by virtue of his shared voting and investment power over F.K., as described above) in respect of 1,252,462 shares of the issuer beneficially held by it, out of which, 13,398 are directly owned by F.K. and 1,239,064 shares are owned by Moked Ituran Ltd., which F.K. has voting power according to a shareholders agreement dated May 28, 1998, as amended on September 6, 2005 attached hereto as Exhibit (a) and (b) (due to F.K ‘s voting power in respect of 22.5% on the vote of any matter, other than issues specified in the shareholders agreement).

        (b)  Percent of Class: 6.3%

        (c)  Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 2,720

(ii) Shared power to vote or to direct the vote: 1,252,462

(iii) Sole power to dispose or to direct the disposition: 2,720

(iv) Shared power to dispose or to direct the disposition: 1,445,205

Item 5.  Ownership of Five Percent or Less of a Class

        Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

        Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

        The reporting person is filing this Schedule 13G pursuant to Rule 13d-1(d). Mr. Avner Kurz is a Controlling Person of F.K (a company holding 26% of Moked Ituran). See Item 4(a).

Item 8.  Identification and Classification of Members of the Group.

        Not Applicable.

Item 9.  Notice of Dissolution of Group.

        Not Applicable.

Item 10.  Certification.

        Not applicable

Item 11.  Exhibits

        Shareholder agreement dated May 28, 1998, as amended on September 6, 2005 attached as Exhibits (a) and (b) to form 13G filed by this reporting person on February 13, 2006, and incorporated by reference herein.

SIGNATURE

        After reasonable inquiry and to the best of the undersigned knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2007

By: /s/ Avner Kurz —————————————— Avner Kurz

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).